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SEC FILE NUMBER
8-67068

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 18 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lynx Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Parson Brown Ct.
(No. and Street)

Moraga	CA	94556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore J. Deutz	(415) 713-0053	tjdeutz@lynxcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd.	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9-15-2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore J. Deutz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lynx Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED FOR NOTARIZATION

Signature: [signature]

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on

this 6 day of February, 2025, by
Date *Month* *Year*

(1) Theodore J. Deutz

(and (2) N/a),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

FOREST AMICA CATTICH
Notary Public - California
Contra Costa County
Commission # 2462660
My Comm. Expires Sep 10, 2027

Place Notary Seal and/or Stamp Above

Signature Forest Cattich
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: 2-6-2025 Number of Pages: 16

Signer(s) Other Than Named Above: ______

Lynx Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lynx Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lynx Capital, LLC, as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lynx Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lynx Capital, LLC's management. My responsibility is to express an opinion on Lynx Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "(PCAOB)" and am required to be independent with respect to Lynx Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Lynx Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Lynx Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lynx Capital, LLC's auditor since 2017.
Tarzana, California
February 3, 2025

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 29,837
Prepaid expenses	1,162
Total assets	$ 30,999

Liabilities and Member's Equity

Liabilities	
Accrued expenses	1,485
Accounts payable	7,460
Unearned revenues	10,000
Total liabilities	18,945
Member's Equity	**12,054**
Total liabilities and member's equity	$ 30,999

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Fees earned	$	702,220
Reimbursed expenses		34.160
Total Revenues		736,380
Operating Expenses		
Commission expense		627,738
Dues and subscriptions		4,995
Email service		3,768
Insurance		3,246
Professional fees		41,882
Travel		33,013
Regulatory fees		7,948
Rent		7,200
Telephone,fax,& internet		3,600
Office expense		7,852
All other operations		1.487
Total Expenses		742,729
Net Operating Loss before taxes		(6.349)
Provision for taxes		3.300
Net Loss	$	(9.649)

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Changes in Member's Equity
For the year Ended December 31, 2024

Balance, December 31, 2023	$ 21,703
Net loss	(9,649)
Balance, December 31, 2024	$ 12,054

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flow
For the Year Ended December 31, 2024

Operating Activities		
Net loss	$	(9,649)
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		27,317
Prepaid expenses		(2,936)
Accounts payable		(22,463)
Accrued Expense		312
Expense reports payable		(2,317)
Accounts payable		7,460
Unearned Revenues		10,000
Net cash provided by Operating Activities	$	7,725
Net cash increase (decrease) in cash	$	7,725
Cash at beginning of year	$	22,112
Cash at end of year	$	29,837
Cash paid during the year		
Interest	$	0
Income taxes	$	1,700

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2024

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2024. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting - The Company Is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer (the President) as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single

operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenue - Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services - The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees Earned (Investment Banking Fees; M&A Advisory) includes the following:

Investment Banking Fees – investment banking fee income is earned from advisory relationships with asset management organizations.

Placement Fee Income – Placement fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to the minimum annual California LLC tax of $800 plus the California LLC tax. The Company is no longer subject to examinations by major tax jurisdictions for years before 2021.

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and pays rent to the principal in addition to other related expenses such as telephone, fax and internet. Total fees paid to the principal during the year was $10,800.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2024, 100% of fee income was earned from nine clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness $18,945 to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2024, the Company had net capital of $10,892 which was $5,892 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.74 to 1.

Note 7– Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2024 through February 3,2025, the date the financial statements were issued and found no reportable subsequent events.

Note 8 – Litigation

Lynx was not involved in any litigation matters in 2024.

Supplemental Information

Lynx Capital, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 12,054
Add:	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	12,054
Deduct:	
Non-allowable assets	(1,162)
Net capital before haircuts on securities positions	10,892
Haircuts on securities (computed, where applicable,	
pursuant to Rule 15c3-1(f))	0
Net capital	$ 10,892

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 18,945
Total aggregate indebtedness	$ 18,495

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,263
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 5,892
Excess net capital at 120%	$ 4,892
Ratio: Aggregate indebtedness to net capital	174%

RECONCILIATION WITH COMPANY'S COMPUTATION

Reconciliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's (unaudited) FOCUS Part IIA	$ 10,892
Adjustments:	0
Net Capital per audited report	$ 10,892

Lynx Capital, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2024

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 (b)
As of December 31, 2024

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

L | LYNX
CAPITAL

February 3, 2025

RE: **Lynx Capital, LLC Exemption Report**

I as member of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2024. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2024, without exception.

Lynx Capital, LLC

Theodore J. Deutz
President

Lynx Capital, LLC
55 Parson Brown Ct., Moraga, CA 94556
(925) 388-0462

8RIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Lynx Capital, LLC
Moraga, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Lynx Capital, LLC, stated that Lynx Capital, LLC's, business activities are limited to providing private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services, and that it has not held customer funds or securities and that Lynx Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Lynx Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. Lynx Capital, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lynx Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members' Lynx Capital, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Lynx Capital LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with those requirements.

The Company's management and SIPC have agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and by the American Institute of Certified Public Accountants. I was not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2025